Annual General Meeting of Shareholders of Quoin Pharmaceuticals Ltd.

Date: October 27, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Annual General Meeting of Shareholders:

	For	Against	Abstain
1.A. To re-elect Dr. Michael Myers to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
1.B. To re-elect Ms. Denise Carter to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
1.C. To re-elect Mr. Joseph Cooper to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
1.D. To re-elect Mr. James Culverwell to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
1.E. To re-elect Dr. Dennis H. Langer to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
1.F. To re-elect Ms. Natalie Leong to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
1.G. To re-elect Mr. Michael Sember to serve as Director of the Company until the Company's next annual general meeting.	☐	☐	☐
2. To approve the increase in the Company's registered share capital from 50,000,000,000 Ordinary Shares (of no par value) to 500,000,000,000 Ordinary Shares (of no par value), and to amend the Articles to reflect such increase, in the form attached as **Annex A** to the Proxy Statement.	☐	☐	☐
3. To appoint Marcum LLP, a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), to serve as the Company's Auditor, until the Company's next annual general meeting.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Quoin Pharmaceuticals Ltd. to be Held on October 27, 2022 for Holders as of September 19, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on October 24, 2022

PROXY TABULATOR FOR
QUOIN PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Quoin Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on October 24, 2022)

The undersigned registered owner of American Depositary Shares ("ADSs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADSs of **Quoin Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **September 19, 2022** at the Annual General Meeting of Shareholders of the Company, to be held on **October 27, 2022** at **12:00 p.m. (US Eastern Time)** at The Logan, One Logan Square, Philadelphia, PA 19103, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**
2. **In its discretion, the Depositary is authorized to vote upon such other matters as may properly come before the Annual General Meeting or any postponement or adjournment thereof.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
QUOIN PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903